Exhibit 12

OVERSEAS SHIPHOLDING GROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

PRESENTED IN CONNECTION WITH REGISTRATION STATEMENT NO. 333-111890

FILED ON JANUARY 13, 2004

	SIX MONTHS ENDED JUNE 30,
	2005		2004
Earnings:
Income before federal income taxes	$274,811		$183,992
Less: equity in (earnings) of 50%-or-less-owned companies	(30,337)		(6,998)
Pretax income from continuing operations	244,474		176,994
Add: fixed charges	55,061		38,716
Less: interest capitalized during the period	(1,877)		(201)
Add: amortization of capitalized interest	1,500		1,500
Total Earnings	$299,158		$217,009

Fixed charges:
Interest expense, including amortization of deferred finance costs	$48,400		$36,374
Add: interest capitalized during the period	1,877		201
Add: interest portion of rental expense	4,784		2,141
Total Fixed Charges	$55,061		$38,716

Ratio of earnings to fixed charges	5.4	x	5.6	x